SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 30, 2007
Rubicon Minerals Corporation
(Translation of Registrant’s Name into English)

1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
(Address of Principal Executive Offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

Date: July 30, 2007	By:	“Robert Lewis”
Robert Lewis
CFO

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated July 30, 2007 - Rubicon Reviews Drill Results from the Phoenix Project, Red Lake